FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F  X       Form 40-F
                                 -----              -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                            Yes            No  X
                               -----         -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

The announcement on the proposed change of supervisor of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on December 1, 2005.




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                               [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.
   (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                              (Stock Code: 902)

                         PROPOSED CHANGE OF SUPERVISOR

Resolutions passed by the Supervisory Committee

In accordance with the relevant requirements of the applicable laws and the articles of association of Huaneng Power International, Inc. (the "Company"), the supervisors of the fifth session of the Supervisory Committee have considered and approved (by way of written resolutions dated 30th November, 2005) the following:

-- the nomination of Mr. Guo Junming as a candidate for supervisor and making such proposal to the extraordinary general meeting for approval.

-- the resignation of Mr. Ye Daji as a supervisor for the Company. The Supervisory Committee extended its gratitude to Mr. Ye Daji for his contribution throughout his service period as Chairman of the Supervisory Committee.

Resolution passed by the Board of Directors

In accordance with the relevant requirements of the applicable laws and the articles of association of the Company, the directors of the fifth session of the Board of Directors have considered and approved (by way of written resolution dated 30th November, 2005), inter alia, the following:

-- the convening of the first extraordinary general meeting of 2006 on 18th January, 2006 for the purpose of considering and approving the proposal regarding change of supervisor proposed by the Supervisory Committee.

Biography of Mr. Guo Junming

Mr. Guo Junming, aged 40, graduated from Shanxi Finance and Economic Institute specialising in business finance and accounting. Mr Guo is a senior accountant and serves in China Huaneng Group as deputy chief accountant. He was, among other things, deputy manager of the finance department of China Huaneng Group, vice president and president of China Huaneng Finance Limited Liability Company, president of Huaneng Capital Services Limited Company, and manager of the finance department of China Huaneng Group.

Other than the relationship arising from his supervisorship with the Company, Mr. Guo has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Guo has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Guo's appointment, the Company will enter into a service contract with Mr. Guo for a term expiring in June 2008. The remuneration will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the shareholders of the Company in respect to Mr. Guo's appointment.


                                                         By Order of the Board
                                                               Li Xiaopeng
                                                                Chairman



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As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                              Qian Zhongwei
(Executive director)                     (Independent non-executive director)
Huang Yongda                             Xia Donglin
(Executive director)                     (Independent non-executive director)
Wang Xiaosong                            Liu Jipeng
(Non-executive director)                 (Independent non-executive director)
Na Xizhi                                 Wu Yusheng
(Executive director)                     (Independent non-executive director)
Huang Long                               Yu Ning
(Executive director)                     (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Ding Shida
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
1st December, 2005



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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------





                          Name:    Huang Long

                          Title:   Director



Date:    December 1, 2005